Exhibit 99.1

GLG Life Tech Corporation • 519 World Trade Centre • 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG

GLG LIFE TECH CORPORATION COMPLETES
US$27.5 MILLION EQUITY OFFERING

Vancouver, British Columbia-November 25, 2009- GLG Life Tech Corporation (TSX: GLG, NASDAQ:GLGL) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of high quality stevia extracts, announced today that it has completed its previously announced equity offering (the “Offering”).  Under the terms of the Offering, GLG issued and sold 3,625,000 common shares at US$7.60 per share for aggregate gross proceeds of approximately US$27.5 million and net proceeds to the Company of approximately US$25.8 million, before deducting the expenses of the Offering.  The underwriters of the Offering have been granted an over-allotment option to purchase up to an additional 543,750 common shares.

GLG expects to use the net proceeds from the Offering primarily for registered capital payments for the Company’s Runhao subsidiary, debt repayment, working capital requirements and/or for other general corporate purposes.

The Company’s registration statement became effective under the United States Securities Act of 1933, as amended, on November 20, 2009.  A copy of the registration statement can be accessed through the SEC’s website at http://www.sec.gov/ and a copy of the short form prospectus may be obtained by visiting SEDAR at http://www.sedar.com/. Canaccord Adams is the sole book-running manager for the offering.  GMP Securities is acting as co-lead manager with co-managers Roth Capital Partners in the United States and Desjardins Securities and Wellington West in Canada.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia, an all natural, zero-calorie sweetener used in food and beverages. The Company’s operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product.

For further information, please visit www.glglifetech.com.

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding the anticipated use of proceeds. These statements are based upon assumptions that the proceeds of the Offering can successfully be used as described above and there can be no assurance that this will be the case. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements.  Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the short form prospectus and the registration statement on Form F-10, the Company’s Annual Information Form in respect of the year ended December 31, 2008 and the risk factors in the Management’s Discussion and Analysis for the year ended December 31, 2008.  Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms.  Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.  The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.